Contact

www.linkedin.com/in/nick-spiekhout (LinkedIn)

Top Skills

Analysis

Finance

Microsoft Office

Certifications

Series 7

Series 86

Series 87

Series 79

Series 63

Nick Spiekhout

CFO/COO at Mela Water Inc.

Greater Chicago Area

Experience

Mela Water
CFO/COO
February 2023 - Present (1 year 4 months)

Early investor and member of executive team

J.P. Morgan
Associate
July 2022 - February 2023 (8 months)
Chicago, Illinois, United States

William Blair
Equity Research Associate
April 2018 - June 2022 (4 years 3 months)
Chicago, IL

Enova International
Analyst
May 2017 - April 2018 (1 year)
Chicago, IL

Nolan & Associates
Analyst
July 2016 - May 2017 (11 months)
Greater St. Louis

Education

University of Illinois at Urbana-Champaign
Bachelor of Arts (B.A.)

Washington University in St. Louis
Master of Science (M.S.)